Exhibit 12.1

MetLife, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In millions, except ratios)
Income (loss) from continuing operations before provision for income tax	$(195)	$7,470	$8,804	$4,052	$1,442
Less: Undistributed income (loss) from equity investees	335	620	669	587	377
Adjusted earnings before fixed charges (1)	$(530)	$6,850	$8,135	$3,465	$1,065
Add: Fixed charges
Interest and debt issue costs	1,238	1,585	1,257	1,352	1,389
Estimated interest component of rent expense	24	25	28	32	28
Interest credited to bank deposits	—	—	—	2	78
Interest credited to policyholder account balances	6,282	5,610	6,943	8,179	7,729
Total fixed charges	$7,544	$7,220	$8,228	$9,565	$9,224
Preferred stock dividends (2)	159	221	169	146	134
Total fixed charges and preferred stock dividends	$7,703	$7,441	$8,397	$9,711	$9,358
Total earnings and fixed charges	$7,014	$14,070	$16,363	$13,030	$10,289
Ratio of earnings to fixed charges (1)	—	1.95	1.99	1.36	1.12
Total earnings, including fixed charges and preferred stock dividends	$7,173	$14,291	$16,532	$13,176	$10,423
Ratio of earnings to fixed charges and preferred stock dividends (1)	—	1.92	1.97	1.36	1.11
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(1)	Earnings were insufficient to cover fixed charges at a 1:1 ratio by $530 million for the year ended December 31, 2016, primarily driven by an unfavorable change in net derivative losses.

(2)
For the year ended December 31, 2015, preferred stock dividends includes the repurchase premium of $59 million associated with the repurchased and canceled 6.50% non-cumulative Series B preferred stock.

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